787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 20, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: David Orlic, Esq.

Re:	SunAmerica Series Trust (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 104 to Registration Statement on Form N-1A
Securities Act File No. 033-52742
Investment Company Act File No. 811-07238

Dear Mr. Orlic:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on March 15, 2018, regarding Post-Effective Amendment No. 104 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 105 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for SA Large Cap Growth Index Portfolio, SA Large Cap Value Index Portfolio, SA Emerging Markets Equity Index Portfolio, SA Global Index Allocation 60/40 Portfolio, SA Global Index Allocation 75/25 Portfolio and SA Global Index Allocation 90/10 Portfolio, each a new series of the Registrant (each, a “Portfolio” and collectively, the “Portfolios”). SA Large Cap Growth Index Portfolio, SA Large Cap Value Index Portfolio and SA Emerging Markets Equity Index Portfolio are collectively referred to as the “Index Portfolios” and each, an “Index Portfolio.” SA Global Index Allocation 60/40 Portfolio, SA Global Index Allocation 75/25 Portfolio and SA Global Index Allocation 90/10 Portfolio are collectively referred to as the “Allocation Portfolios” and each, an “Allocation Portfolio.”

For your convenience, the substance of the Staff’s comments has been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement has been filed separately. Defined terms, unless

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

otherwise defined herein, have the meanings given them in the Amendment.

GENERAL COMMENTS

Comment 1:	Please note that comments given in one section of the Amendment apply to similar disclosure found elsewhere in the Amendment.

Response 1:	The Registrant confirms that comments to the Amendment have been addressed consistently throughout the Registration Statement with respect to the Portfolios.

PROSPECTUS

Comment 2:	With respect to each Index Portfolio, please explain in the subsection entitled “Principal Investment Strategies of the Portfolio” how the components of the Portfolio’s index are weighted. Please also explain the index’s rebalance and reconstitution process and disclose the number of components in the index.

Response 2:	The Registrant respectfully submits that it is not aware of a requirement to add the requested disclosure. The Registrant believes that the description provided for each Index Portfolio’s index in the above-referenced subsection is sufficient. The Registrant also notes that additional information about each Portfolio’s index is included in the subsection of the Prospectus entitled “Glossary – About the Indices.”

Comment 3:	With respect to each Portfolio, in the subsection entitled “Fees and Expenses of the Portfolio,” please confirm that the waivers referenced in footnote 2 will last no less than one year from the effective date of the Registration Statement.

Response 3:	The Registrant confirms that the waivers referenced in footnote 2 in the above-referenced subsection with respect to each Portfolio will not be terminated within less than a year from the effective date of the Registration Statement.

Comment 4:	With respect to each Index Portfolio, the first sentence in the subsection entitled “Principal Investment Strategies of the Portfolio” states that “[t]he Portfolio seeks to provide investment results that correspond with the performance of . . . .” Please replace the word “correspond” with the word “track.”

Response 4:	The Registrant respectfully declines to make the requested change, as the word “correspond” is consistent with each Index Portfolio’s investment objective, and the Registrant believes that the word “correspond” more accurately reflects each Index Portfolio’s investment strategies.

Comment 5:

With respect to SA Large Cap Growth Index Portfolio and SA Large Cap Value Index Portfolio, the first sentence of the second paragraph in the subsection entitled “Principal Investment Strategies of the Portfolio” states that the Adviser will utilize either a replication strategy or, in the alternative, an optimization strategy to manage the Portfolios. The Staff notes that either a replication strategy or an optimization strategy should be the primary tracking method used by the Adviser and the other can be used as a secondary method. The Portfolios should explain in disclosure when the secondary method will be used. Also, if the general strategy of a Portfolio is optimization, then management risk should be disclosed as a principal risk of the Portfolio. Please revise.

Response 5:	The Registrant notes that the primary tracking method of each aforementioned Portfolio is replication and the disclosure has been revised accordingly. The Registrant has also added disclosure noting that optimization may be used in circumstances in which replication is difficult or impossible, such as if the Portfolio has low asset levels and cannot replicate, to reduce trading costs or to gain exposure to securities that the Portfolio cannot access directly. Since optimization is not the primary tracking method of each Portfolio, management risk has not been disclosed as a principal risk.

Comment 6:	With respect to the Index Portfolios, the second paragraph in the subsection entitled “Principal Investment Strategies of the Portfolio” states in relevant part that each Portfolio may invest in securities that SunAmerica “determines have economic characteristics that are comparable to the economic characteristics of securities included in the Index.” Please confirm to the Staff that these securities will be valued at market value.

Response 6:	The Registrant confirms that the above-referenced securities will be valued at market value.

Comment 7:	With respect to the Index Portfolios, the second sentence of the last paragraph in the subsection entitled “Principal Investment Strategies of the Portfolio” states in relevant part that “there should be a close correlation between the Portfolio’s performance and that of the Index . . . .” Please consider disclosing the percentage of correlation that is sought.

Response 7:	The Registrant respectfully declines to make the requested change as the current disclosure reflects an appropriate amount of specificity and is intended to preserve the flexibility that is necessary in the context of managing each Index Portfolio.

Comment 8:	With respect to each Portfolio, please identify the broad-based index that the Portfolio will use in the subsection entitled “Performance Information.”

Response 8:	The Registrant respectfully declines to make the requested changes as the Portfolios have not commenced operations and, therefore, Form N-1A does not yet require disclosure in this regard. Notwithstanding, upon the commencement of operations, the Portfolios expect to compare their performance to the following broad-based indexes:

Portfolio	Index

SA Large Cap Growth Index Portfolio	S&P 500® Growth Index

SA Large Cap Value Index Portfolio	S&P 500® Value Index

SA Emerging Markets Equity Index Portfolio	MSCI Emerging Markets Equity Index

SA Global Index Allocation 60/40 Portfolio	S&P 500® Index

SA Global Index Allocation 75/25 Portfolio	S&P 500® Index

SA Global Index Allocation 90/10 Portfolio	S&P 500® Index

Comment 9:	The Staff notes that Item 10(a)(2) requires an explicit statement stating that the SAI provides additional information about the portfolio manager(s). Please confirm that such disclosure is included in the Amendment.

Response 9:	The Registrant has added the requested disclosure.

Comment 10:	With respect to SA Emerging Markets Equity Index Portfolio, please consider adding disclosure in the subsection entitled “Principal Investment Strategies of the Portfolio” with respect to how MSCI determines which countries are emerging markets.

Response 10:	The Registrant believes that the description provided for the Portfolio’s index in the above-referenced subsection is sufficient and respectfully declines to add the suggested disclosure. The Registrant notes that additional information about the Portfolio’s index is included in the subsection of the Prospectus entitled “Glossary – About the Indices.”

Comment 11:	With respect to SA Emerging Markets Equity Index Portfolio, the Staff notes that the disclosure in the fourth sentence of the second paragraph in the subsection entitled “Principal Investment Strategies of the Portfolio” is inconsistent with the Portfolio’s optimization strategy. Please delete or revise to be consistent with the optimization strategy that the Portfolio states it is going to use.

Response 11:	The requested change has been made.

Comment 12:	With respect to SA Emerging Markets Equity Index Portfolio, the Staff notes that the disclosure in the third paragraph in the subsection entitled “Principal Investment Strategies of the Portfolio” appears to be inconsistent with the Portfolio’s optimization strategy. Please revise to be consistent with the optimization strategy that the Portfolio states it is going to use.

Response 12:	The requested change has been made.

Comment 13:	Since SA Emerging Markets Equity Index Portfolio will employ an optimization strategy, please add management risk to the subsection entitled “Principal Risks of Investing in the Portfolio.”

Response 13:	The requested change has been made.

Comment 14:	With respect to the Allocation Portfolios, the Staff notes that the word “global” is in the name of each Portfolio. Please expressly describe how each Portfolio will invest its assets in investments that are tied economically to a number of countries throughout the world. Please see footnote 42 of Investment Company Act Release No. 24828 (Jan. 17, 2001). The Staff notes that for each of SA Global Index Allocation 60/40 Portfolio and SA Global Index Allocation 75/25 Portfolio, the Portfolios invest less than 40% of their assets in SA International Index Portfolio and SA Emerging Markets Equity Index Portfolio, and that these underlying funds may track indices that include securities of U.S. companies.

Response 14:	The SEC, in adopting Rule 35d-1, indicated that “the terms ‘international’ and ‘global’… connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule. [The SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” Investment Company Names, SEC Release No. IC-24828, n. 42 (Jan. 17, 2001) (the “35d-1 Release”).

In response to inquiries from the Investment Company Institute (“ICI”) regarding fund names that include the terms “international” and “global,” the Staff indicated that it “seeks to ensure that funds using these terms explain how they intend to invest consistent with [the above] connotation.” The Staff further indicated to the ICI that it “believes that one effective way to satisfy this mandate is to state that the fund would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the US or, if conditions are not favorable, invest at least 30 percent of its assets outside the US. [The Staff does] not believe, however, that this approach is compulsory.” (emphasis added) ICI Memorandum 26215 regarding “SEC Staff Comments on Fund Names (35d-1)” (June 4, 2012), available at http://www.ici.org/my_ici/memorandum/memo26215).

As indicated in the ICI memorandum and as derived from the language of the 35d-1 Release, a fund is requested to expressly describe in prospectuses how it will invest its assets in investments that are tied economically to a number of countries throughout the world (and not necessarily as any percentage of a fund’s assets), and statements that a fund will invest “primarily” or a “majority” of its assets in non-U.S. securities are acceptable.

Each Allocation Portfolio will invest approximately half of its Underlying Equity Portfolios allocation in Underlying Equity Portfolios that invest in investments that are tied economically to a number of countries throughout the world. Two such Underlying Equity Portfolios in which each Allocation Portfolio will invest are the SA International Index Portfolio and the SA Emerging Markets Equity Index Portfolio. The SA International Index Portfolio is an index fund that invests its net assets in securities included in the MSCI EAFE Index, which captures large- and mid-cap representation across 21 developed markets countries1 around the world, excluding the United States and Canada. The SA Emerging Markets Equity Index Portfolio is an index fund that invests its net assets in securities included in the MSCI Emerging Markets Index, which represents the performance of large- and mid-cap securities in 24 emerging markets.2 The Registrant believes that the Allocation Portfolios’ investments in these Underlying Equity Portfolios are consistent with the Allocation Portfolios’ use of the term “global” in their names in light of the Staff guidance described above as it demonstrates diversification among a number of different countries throughout the world.

Each Allocation Portfolio has thus revised its disclosure to expressly describe how it will invest its assets in investments that are tied to a number of countries throughout the world. In relevant part, the Registrant has revised the first paragraph to read as follows (additions bolded and underlined; deletions in strikethrough text):

The Underlying Portfolios invest in, or obtain exposure to, equity or fixed income securities of U.S. or foreign corporate and governmental issuers. Certain Underlying Equity Portfolios invest in, or obtain exposure to, investments in a number of different countries around the world, which may include~~ing~~ emerging markets (“Underlying International Portfolios”). Under normal circumstances, the Portfolio invests approximately half of its allocation to Underlying Equity Portfolios in Underlying International Portfolios. The Underlying Equity Portfolios include, among others, funds that invest in either domestic or international equity securities of small, medium and/or large capitalization companies and the Underlying Fixed Income Portfolios include, among others, funds that invest in domestic government and corporate bonds.

Comment 15:	With respect to the section entitled “Additional Information About the Portfolios’ Investment Strategies and Investment Risks,” the Staff notes that Item 4 of Form N-1A should be based on information given in response to Item 9 (i.e., it should be a summary of that information). Each Portfolio’s investment strategies should be described in this Item 9 section. For instance, the section refers to the Glossary. We believe that this information should be included in this section. It does not provide the type of narrative disclosure that Form N-1A calls for. Please revise this section to more comprehensively describe the Portfolio’s investment strategies without references to other sections in the Prospectus.

Response 15:	The Registrant has disclosed all of the principal investment strategies of each

1 Developed markets countries in the MSCI EAFE Index include: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

2 The emerging markets are: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Russia, Qatar, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

Portfolio in the subsections entitled “Principal Investment Strategies of the Portfolio,” as required by Item 4(a) of Form N-1A. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated.” Accordingly, the Registrant has not repeated the principal investment strategies disclosed in each Portfolio’s subsection entitled “Principal Investment Strategies of the Portfolio.” The Registrant also submits that the current disclosure in response to Item 4 with respect to each Portfolio is presented in a manner consistent with the requirements of Item 4.

To the extent that the Registrant believes that additional disclosure with respect to the risks disclosed in the subsections entitled “Principal Risks of Investing in the Portfolio,” as required by Item 4 (b)(1) of Form N-1A, is necessary or appropriate, the Registrant has provided additional disclosure for such risk factors in the subsection entitled “Glossary – Risk Terminology,” in response to Item 9(c) of Form N-1A.

Comment 16:	Please provide more details about the underlying portfolios of each Allocation Portfolio.

Response 16:	A brief description of each underlying portfolio has been included as an appendix in the Prospectus.

Comment 17:	In the subsection entitled “Glossary – Risk Terminology – Derivatives Risk,” the penultimate sentence of the second paragraph states the following: “For derivative contracts that are contractually required to cash-settle, a Portfolio only needs to set aside liquid assets in an amount equal to the Portfolio’s daily marked-to-market net obligation rather than the contract’s full notional value.” Please confirm that for credit-default swaps where a Portfolio is the seller, the Portfolio must cover the full notional value of the swap.

Response 17:	The Registrant confirms that, if a Portfolio writes (sells) a credit default swap, then the Portfolio will, during the term of the swap agreement, segregate assets equal to the full notional amount of the swap. However, the Portfolios reserve the right to modify this approach in the future in the event that industry practice changes.

Comment 18:	In the section entitled “About the Indices,” please consider adding similar information about the indices tracked by the underlying portfolios in which the Allocation Portfolios invest.

Response 18:	The requested change has been made.

Comment 19:

The second sentence of the last paragraph in the subsection entitled “Management – Information about the Investment Adviser and Manager” states the following: “Any waivers and/or reimbursements made by SunAmerica with respect to each Portfolio are subject to recoupment from the Portfolio within two years after the occurrence of the waiver and/or reimbursement, provided that the Portfolio is able to effect such payment to SunAmerica and remain in compliance with the expense limitation in effect at the time the waivers and/or reimbursements occurred.” The Staff notes that relevant accounting literature also states that the recoupment cannot cause a fund’s expense ratio after repayment is taken into account to exceed the fund’s current expense ratio. Please revise.

Response 19:	The requested change has been made.

Comment 20:	Please revise the last paragraph of the subsection entitled “Account Information – Transaction Policies – Execution of requests” so that the disclosure tracks the language of Section 22(e) of the 1940 Act more closely.

Response 20:	The requested change has been made.

SAI

Comment 21:	The third sentence of the subsection entitled “Supplemental Glossary – Securities Lending” states in relevant part that “the loaned securities while at the same time earning interest on the collateral, which, in the case of cash collateral, will be invested in short-term debt securities, including repurchase agreements.” Please replace the phrase “short-term debt securities, including repurchase agreements” with “short-term highly liquid obligations.”

Response 21:	The requested change has been made.

Comment 22:	Please revise the last sentence of the first paragraph in the section entitled “Investment Restrictions” to include an exception with respect to the borrowing of money.

Response 22:	The requested change has been made.

Comment 23:	The Staff notes that Restriction No. 8 in the subsection entitled “Investment Restrictions – Fundamental Investment Restrictions Applicable to All Portfolios” states in relevant part the following: “except to approximately the same extent that its benchmark index is concentrated in one or more particular industries.” The Staff believes that this exception should also be added to Restriction No. 7. Please consider revising Restriction No. 7 to include this disclosure.

Response 23:	The Registrant respectfully declines to make the requested change as Restriction No. 7 is a fundamental investment restriction which cannot be changed without shareholder approval. Moreover, the Registrant submits that each Allocation Portfolio is an “index allocation” fund and not an “index” fund, and therefore it does not invest its assets in the components of a particular index. Accordingly, the Registrant does not believe that this change is applicable.

Comment 24:

In the sixth sentence of the last paragraph of the subsection entitled “Investment Restrictions – Fundamental Investment Restrictions Applicable to All Portfolios,” the Staff takes the position that there should be an exclusion disclosed with respect to private activity municipal debt securities. Please add the following language to the disclosure: “other than private activity municipal debt securities whose principal and interest payments are derived principally from the revenues and the assets of a non-governmental user.”

Response 24:	The requested change has been made.

Comment 25:	With respect to the twelfth paragraph of the subsection entitled “Trustees and Officers of the Trust – Board and Committees” the Staff notes that Item 17(b)(2)(iv) of Form N-1A requires disclosure with respect to shareholder nominations. Please include.

Response 25:	The Registrant submits that it has added disclosure with respect to the procedures to be followed by shareholders in submitting recommendations.

Comment 26:	Please revise the disclosure responsive to Items 17 through 20 of Form N-1A to reflect those dates specified by Form N-1A instructions (e.g., calendar year or fiscal year).

Response 26:	The requested changes have been made.

Comment 27:	With respect to footnote 2 of the first table in the section entitled “Trustee Ownership of Portfolio Shares,” the Staff notes that the disclosure included in the footnotes needs to be broken out in separate columns per the instructions to Form N-1A.

Response 27:	Since the Portfolios are designed as investment options for insurance companies issuing variable annuity or variable life insurance contracts, none of the Trustees own shares of the series, including the Portfolios, of the Registrant. As a result, the Registrant has answered “$0” with respect to each Trustee’s ownership interest in the series of the Registrant in a single column to simply the disclosure.

Comment 28:	It is the Staff’s belief that an index license agreement to which a Portfolio is a party should be included as an exhibit to the Registration Statement. Please file as an exhibit to the Registration Statement.

Response 28:	The Registrant respectfully declines to file the above-referenced license agreements as exhibits to the Registration Statement because it does not regard the agreements to be material contracts not made in the ordinary course of business.

* * * * * * * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8037.

Very truly yours,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Edward Gizzi, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP